Providing Superior Performance...









...to a Global Marketplace

SUN hydraulics® CORPORATION

2005 ANNUAL REPORT



About Sun Hydraulics

Sun Hydraulics designs and manufactures high-performance screw-in hydraulic cartridge valves and manifolds for capital goods industries around the world. With operations in the United States, England, Germany, France, Korea and China, Sun is one of the most recognized brands of cartridge valves in the world. A vertically integrated company, Sun Hydraulics develops and employs advanced manufacturing processes, including extensive automation, to sustain its position as a technology leader.

In 2005, Sun was nationally recognized by the financial media, including both *Fortune* and *Forbes* magazines. Additionally, our 2004 and 2005 financial performance resulted in our inclusion in the 2005 Russell 2000® Index. As a result of these events, Sun received increased exposure in the financial markets.

Amidst this new found notoriety, we were frequently asked a number of questions by members of the investing community, including:

- ☐ **How will you sustain your growth?**
- ☐ **How much capacity do you have?**
- ☐ **Why has your stock price appreciated so rapidly? or,**
- ☐ **Why has your stock price declined so rapidly?**

We are somewhat chagrined when asked the last two questions because the price of Sun's stock is a result of several factors, many of which are outside of our control. For things within our control... product design and manufacture, delivery accuracy, earnings and dividends...we are extremely proud of our performance. So, while we can't control or explain short-term fluctuations, we believe that, over the long run, Sun's commitment to product differentiation, quality and customer service will continue to be reflected in an increasing stock price.

The questions regarding sustained growth and capacity are legitimate and interesting. The majority of Sun's sales growth has been, and continues to be, organic. Last year we took an equity position in a small start-up company called WhiteOak Controls. This joint venture is part of Sun's long-term product strategy and we look forward to reaping the future benefits. We investigated a number of other external opportunities last year and will continue to do so, looking for any opportunities that may help contribute to our long term growth.

In 2005, we continued to design and release new products, invest in activities to market those products, focus on delivering products to customers' request date and package unique solutions using standard cartridges and custom designed manifolds. We don't expect our focus to deviate from these things in the future and anticipate they will continue to foster growth.

The capacity question is more difficult for us to respond to. At Sun, we continually monitor the ebb and flow of materials throughout the supply chain. If we spot bottlenecks or constrictions, we alleviate them, always with an eye upstream and downstream for ways to improve overall productivity. If needed, we add new machinery and design new processes. Some people refer to this as management by constraints.

Another aspect of capacity is bricks and mortar. Sun has factories in Kansas and Florida, in England and Germany, and in Korea and China. In those facilities, we employ approximately 750 people. We believe this mix of buildings and people is well suited to meet our future growth goals.

2005 was an exciting year in almost all respects. We participated in major trade shows in the U.S., Europe and China, introducing new electro-hydraulic and corrosion resistant valves. Sales and earnings grew in double digits for the third year in a row. In July, we delivered a 50% stock dividend and in October doubled the quarterly dividend to 10 cents/share. Every Sun operation around the world and every Sun distributor contributed to Sun's growth. Our suppliers continued to invest in their businesses to keep pace with our growth.

We believe we gained market share in 2005...and 2006 has once again started off with a bang. Our enthusiasm continues as we look forward to another prosperous year.

Allen Carlson
President & CEO

SUN'S PRODUCTS

>>> High Performance Products

Sun Hydraulics' products are high-performance screw-in hydraulic cartridge valves, manifolds and integrated packages. They are important components that control critical machine functions related to force, speed and motion.

The markets for Sun's products are vast in breadth, varied in application and everywhere geographically.

- Sun's products are used in energy related fields, where **reliability** is critical, such as clamping pipes on oil rigs, capturing wave and wind power to convert to useable energy, and controlling pressure and sequencing functions in turbines.
- Sun's products help to **precisely** move, position and place people and materials, including loading containers onto ships and planes, picking and placing pallets in warehouses, reeling in fishing nets or putting linemen in position to work on wires.
- Sun's **uniquely functional** products are widely employed in stage and cinematic applications, like folding an old car in half, helping a giant ape move its arms or making a willow tree bend and thrash.

The vastness of Sun's markets helps to mitigate the cyclical nature of the capital goods cycle. Variety helps to minimize dependence on any specific sector or customer. Our geographic reach and presence ensures that we participate in all major market opportunities.

Sun's product line was carefully planned and continues to evolve. Standard cartridges and manifolds are offered in five different sizes; each subsequent size doubles capacity. All products are capable of reliably operating at high pressures and flow rates. These are just two of the qualities of Sun's products that differentiate them from the competition!





Because of the unique design of Sun's cartridges, manifolds can be designed so that they are significantly smaller than most competitive designs. This can be desirable for mobile equipment where space and weight are important considerations.



Sun's fastest growing business area is integrated packages.
Following a customer's circuit, standard cartridges are combined in a custom designed manifold to provide a unique, application specific solution. These **hydraulic integrated circuits** are increasingly popular with customers because they:

- ☐ Simplify ordering,
- ☐ Reduce assembly and installation time,
- ☐ Improve performance and simplify troubleshooting,
- ☐ Alleviate potential leakage points,
- ☐ Reduce overall cost,
- ☐ Provide significant space savings, and
- ☐ Help differentiate machinery and equipment.

Sun's cartridges predominantly are designed and manufactured in our US factories. Because of their small size, cartridges are easily shipped to other Sun facilities and distributors around the world. Manifolds are designed and manufactured, or even outsourced, by Sun in all regions. Some Sun distributors also design and manufacture manifolds in key markets.

Augmenting our operations in the U.S., England, France, Germany, Korea and China are more than 65 independent distributors. Distributors typically provide the first line of contact with customers. They devise solutions, hold inventory and are experts in the application of our products. Numerous times throughout the year, Sun holds technical training classes at our facilities so distributors keep abreast of the latest product developments.

Sun's business model rests on designing and manufacturing superior products—reliably, consistently and on time. We make sure customers know about and understand how our products can help make their products better. Finally, we deliver our products via the sales route that is the most efficient and cost effective.

SUN'S MARKETS



Because Sun's products are often used to control critical machine functions, reliability is essential. That is why every Sun cartridge undergoes a full functional test before it is shipped to a customer.





SUN'S FINANCIALS

>>> Financial Highlights



NET SALES (in millions)
GROSS PROFIT (in millions)
CASH FROM OPERATIONS (in millions)
RETURN ON CAPITAL EMPLOYED (as a percent)
$120
100
80
60
40
20
0
$65.0
$64.5
$70.8
$94.5
$116.8
$14.6
$16.0
$18.5
$28.5
$36.9
2001 2002 2003 2004 2005
$20
15
10
5
0
$7.3
$7.7
$9.5
$14.7
$17
2001 2002 2003 2004 2005
25%
20
15
10
5
0
1.9%
3.5%
4.5%
16.3%
24.2%
2001 2002 2003 2004 2005

Year Ended	Dec. 31, 2005	Dec. 25, 2004	Dec. 27, 2003	Dec. 28, 2002	Dec. 29, 2001
in thousands except per share data					
Statement of Operations:					
Net sales	$116,757	$94,503	$70,798	$64,545	$64,983
Gross profit	36,918	28,535	18,486	15,964	14,625
Operating income	19,180	12,294	3,683	3,420	2,060
Income before income taxes	19,137	11,732	3,277	2,592	1,312
Net income	$ 12,808	$ 7,830	$ 2,176	$ 1,778	$ 950
Basic net income per common share	$ 1.18	$ 0.76	$ 0.22	$ 0.18	$ 0.10
Diluted net income per common share	$ 1.17	$ 0.76	$ 0.22	$ 0.18	$ 0.10
Dividends per common share	$ 0.30	$ 0.14	$ 1.44	$ 0.11	$ 0.11
Other Financial Data:					
Depreciation and amortization	$ 5,604	$ 5,465	$ 5,152	$ 5,100	$ 5,426
Capital expenditures	8,813	4,987	3,076	5,870	4,022
Balance Sheet Data:					
Cash and cash equivalents	$ 5,830	$ 9,762	$ 5,219	$ 3,958	$ 3,611
Working capital	16,391	16,723	12,663	12,828	12,778
Total assets	73,561	71,808	63,032	62,285	61,750
Total debt	2,384	12,254	18,207	9,611	10,663
Shareholders' equity	56,440	45,403	35,063	45,149	43,738
% of Sales					
Gross profit	31.6%	30.2%	26.1%	24.7%	22.5%
Operating income	16.4%	13.0%	5.2%	5.3%	3.2%
Net Income	11.0%	8.3%	3.1%	2.8%	1.5%

The following summary should be read in conjunction with the consolidated financial statements and related notes contained herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Note 1. Business."

The Company reports on a fiscal year that ends on the Saturday closest to December 31st. Each quarter generally consists of two 4-week periods and one 5-week period. As a result of the 2005 fiscal year ending December 31, 2005, the quarter ended April 2, 2005 consisted of one 4-week period and two 5-week periods, resulting in a 53-week year.

All stock prices and dividends are adjusted for a three-for-two stock split, effected in the form of a 50% stock dividend, which became effective on July 15, 2005.

Year Ended	Dec. 31, 2005	Dec. 25, 2004	Dec. 27, 2003	Dec. 28, 2002	Dec. 29, 2001
(in thousands, except per share data)					
Statement of Operations:					
Net sales	$116,757	$94,503	$70,798	$64,545	$64,983
Gross profit	36,918	28,535	18,486	15,964	14,625
Operating income	19,180	12,294	3,683	3,420	2,060
Income before income taxes	19,137	11,732	3,277	2,592	1,312
Net income	$ 12,808	$ 7,830	$ 2,176	$ 1,778	$ 950
Basic net income per common share	$ 1.18	$ 0.76	$ 0.22	$ 0.18	$ 0.10
Diluted net income per common share	$ 1.17	$ 0.76	$ 0.22	$ 0.18	$ 0.10
Dividends per common share	$ 0.30	$ 0.14	$ 1.44	$ 0.11	$ 0.11
Other Financial Data:					
Depreciation and amortization	$ 5,604	$ 5,465	$ 5,152	$ 5,100	$ 5,426
Capital expenditures	8,813	4,987	3,076	5,870	4,022
Balance Sheet Data:					
Cash and cash equivalents	$ 5,830	$ 9,762	$ 5,219	$ 3,958	$ 3,611
Working capital	16,391	16,723	12,663	12,828	12,778
Total assets	73,561	71,808	63,032	62,285	61,750
Total debt	2,384	12,254	18,207	9,611	10,663
Redeemable common stock	—	—	—	2,250	—
Shareholders' equity	56,440	45,403	35,063	42,899	43,738

Quarterly Results of Operations

For the Quarter Ended	Dec. 31, 2005	Oct. 1, 2005	Jul. 2, 2005	Apr. 2, 2005
(unaudited, in thousands)				
Net sales	$27,938	$28,726	$31,014	$29,079
Gross profit	8,054	9,025	10,086	9,753
Operating income	3,702	4,381	5,562	5,533
Income before income taxes	3,833	4,202	5,583	5,518
Net income	$ 2,888	$ 2,918	$ 3,536	$ 3,466
Basic net income per common share	$ 0.26	$ 0.27	$ 0.33	$ 0.33
Diluted net income per common share	$ 0.26	$ 0.27	$ 0.32	$ 0.32

	Dec. 25, 2004	Sep. 25, 2004	Jun. 26, 2004	Mar. 27, 2004
Net sales	$23,426	$23,164	$26,522	$21,390
Gross profit	6,796	7,047	8,386	6,305
Operating income	2,817	3,045	4,190	2,241
Income before income taxes	2,561	2,972	4,117	2,082
Net income	$ 2,001	$ 1,880	$ 2,591	$ 1,358
Basic net income per common share	$ 0.19	$ 0.18	$ 0.25	$ 0.13
Diluted net income per common share	$ 0.19	$ 0.18	$ 0.25	$ 0.13

	Dec. 27, 2003	Sep. 27, 2003	Jun. 28, 2003	Mar. 29, 2003
Net sales	$17,610	$17,851	$18,912	$16,425
Gross profit	4,357	4,523	5,529	4,078
Operating income	1,044	919	1,262	458
Income before income taxes	839	784	1,280	374
Net income	$ 595	$ 509	$ 816	$ 256
Basic net income per common share	$ 0.06	$ 0.05	$ 0.09	$ 0.03
Diluted net income per common share	$ 0.06	$ 0.05	$ 0.09	$ 0.03

Overview

Sun Hydraulics Corporation is a leading designer and manufacturer of high-performance screw-in hydraulic cartridge valves and manifolds, which control force, speed and motion as integral components in fluid power systems. The Company sells its products globally through wholly-owned subsidiaries and independent distributors. Sales outside the United States for the year ended December 31, 2005 were approximately 50% of total net sales.

Approximately 66% of product sales are used by the mobile market, which is characterized by applications where the equipment is not fixed in place, the operating environment is often unpredictable, and duty cycles are generally moderate to low. Some examples of mobile equipment include off-road construction equipment, fire and rescue equipment and mining machinery.

The remaining 34% of sales are used by industrial markets, which are characterized by equipment that is fixed in place, typically in a controlled environment, and which operates at higher pressures and duty cycles. Automation machinery, metal cutting machine tools and plastics machinery are some examples of industrial equipment. The Company sells to both markets with a single product line.

Company Focus

Since the capital goods rebound began in late 2003, the Company has realized robust growth in all areas of the world. Management believes there are five key reasons why:

- Delivery performance,
- New products, especially electro-hydraulic products,
- Integrated packages,
- Our geographic presence, and
- Our website.

During the difficult times of 2001 and 2002, the Company kept its workforce fully intact despite a severe decline in business. Manufacturing personnel reviewed and improved many processes to increase productivity. Existing products were redesigned to make them easier to manufacture. And many new products were released to complement what management feels is the most extensive cartridge valve line in the world.

Many of the Company's new products are electrically actuated cartridges, including solenoid and proportional valves. The new electrically actuated cartridges allowed new system opportunities by offering complete valve packages which could not be offered previously. This product line expansion allows integrated packages to be designed with 100% Sun content.

To support this effort, the Company has wholly-owned companies in North America, Europe and the Far East, augmented by what management believes to be the finest distribution network in the fluid power industry. The Company's distributors know how to apply products and develop integrated solutions for the local market.

To tell the marketplace about all of these developments, the Company relies on www.sunhydraulics.com. The Company's website is developed for serious design engineers. It provides all the detailed technical information and specifications to select, apply and obtain Sun products, 24 hours a day, seven days a week.

Industry Conditions

Demand for the Company's products is dependent on demand for the capital goods into which the products are incorporated. The capital goods industries in general, and the fluid power industry specifically, are subject to economic cycles. According to the National Fluid Power Association (the fluid power industry's trade association in the United States), the United States index of shipments of hydraulic products increased 13% and 25% in 2005 and 2004, respectively, after a decrease of 2% in 2003.

The Company's order trend has historically tracked closely to the United States Purchasing Managers Index (PMI). The index was 55.6 at the end of December 2005 compared to 57.3 at the end of December 2004. When the PMI is over 50, it indicates economic expansion.

Results for the 2005 Fiscal Year

(Dollars in millions, except net income per share)	Dec. 31, 2005	Dec. 25, 2004	Increase
Twelve Months Ended			
Net sales	$116.8	$94.5	24%
Net income	$ 12.8	$ 7.8	64%
Net income per share:			
Basic	$ 1.18	$0.76	55%
Diluted	$ 1.17	$0.76	54%
Three Months Ended			
Net sales	$ 27.9	$23.4	19%
Net income	$ 2.9	$ 2.0	45%
Net income per share:			
Basic	$ 0.26	$0.19	37%
Diluted	$ 0.26	$0.19	37%

Sales in 2005 were up 24%, following 33% growth in 2004. The Company grew in all geographic segments gaining market share. The Company is pleased with this year's results and looks forward to 2006.

Order rates accelerated going into the new year, and have continued throughout the first quarter with run rates up over 28%. Capacity in the Company's U.S. manufacturing facilities continues to increase as it refines production processes and adds new machinery. Shipping on time to its customers is still the Company's main focus and remains one of the keys to its success.

Sarbanes-Oxley

Sun completed documentation and testing for 2005 related to compliance with Sarbanes-Oxley, Section 404. The Company is pleased that the first year of SOX is behind it. The Company's goal throughout the project was to comply fully with the law, contain project costs and keep the disruption of the exercise on work flow to a minimum. The Company was able to accomplish this in year one and expects that it will do the same in year two.

Dividends

The Company declared quarterly dividends of $0.05, $0.05, $0.10 and $0.10 per share to shareholders of record on the last day of the first, second, third and fourth quarters of 2005, respectively. These dividends were paid on the 15th day of each month following the date of declaration. Total dividends of $0.30 were paid to shareholders in 2005. In addition, the Company declared a three-for-two stock split, effected in the form of a 50% stock dividend, to shareholders of record on June 30, 2005, which was paid on July 15, 2005.

Cash Flow

Net cash generated from operations for the year was $17.0 million, a $2.3 million increase compared to $14.7 million in 2004. Capital expenditures for the year were $8.8 million, cash on hand decreased $3.9 million to $5.8 million, debt decreased $9.9 million to $2.4 million and $2.7 million was paid to shareholders in dividends.

Results of Operations

The following table sets forth, for the periods indicated, certain items in the Company's statements of operations as a percentage of net sales.

For the Year Ended	Dec. 31, 2005	Dec. 25, 2004	Dec. 27, 2003	Dec. 28, 2002	Dec. 29, 2001
Net sales	**100.0%**	100.0%	100.0%	100.0%	100.0%
Gross profit	**31.6%**	30.2%	26.1%	24.7%	22.5%
Operating income	**16.4%**	13.0%	5.2%	5.3%	3.2%
Income before income taxes	**16.4%**	12.4%	4.6%	4.0%	1.5%

Segment Information (in thousands)

	United States	Korea	United Kingdom	Germany	Elimination	Consolidated
2005						
Sales to unaffiliated customers	**$73,998**	**$11,604**	**$16,054**	**$15,101**	**$ —**	**$116,757**
Intercompany sales	**21,239**	**—**	**2,873**	**80**	**(24,192)**	**—**
Operating income	**13,443**	**1,520**	**1,260**	**3,145**	**(188)**	**19,180**
Identifiable assets	**50,019**	**4,958**	**12,403**	**8,777**	**(2,596)**	**73,561**
Depreciation and amortization	**3,944**	**149**	**1,025**	**473**	**—**	**5,591**
Capital expenditures	**7,007**	**29**	**934**	**843**	**—**	**8,813**
2004						
Sales to unaffiliated customers	$59,847	$ 8,723	$13,375	$12,558	$ —	$ 94,503
Intercompany sales	15,702	—	1,812	66	(17,580)	—
Operating income	8,417	926	483	2,399	69	12,294
Identifiable assets	44,765	4,449	13,742	10,062	(1,210)	71,808
Depreciation and amortization	3,792	137	1,061	475	—	5,465
Capital expenditures	4,264	42	540	141	—	4,987
2003						
Sales to unaffiliated customers	$43,503	$ 6,857	$11,346	$ 9,092	$ —	$ 70,798
Intercompany sales	12,109	—	1,421	41	(13,571)	—
Operating income	2,160	689	(497)	1,192	139	3,683
Identifiable assets	40,691	3,111	8,087	12,409	(1,266)	63,032
Depreciation and amortization	3,630	123	380	1,019	—	5,152
Capital expenditures	1,914	265	149	748	—	3,076

Outlook for 2006

2006 first quarter sales are estimated to be $34 million, a 21% increase over last year on a calendarized basis. First quarter earnings per share are estimated to be between $0.35 and $0.37 per share, compared to $0.32 per share last year.

Comparison of Years Ended December 31, 2005 and December 25, 2004

Net Sales

Net sales were $116.8 million, an increase of $22.3 million, or 23.5%, compared to $94.5 million in 2004. Net sales increased 21% excluding the effect of exchange rates.

Net sales in the United States operation increased 23.7% with shipments to Asia up 14.0%, Canada up 38.1% and domestic shipments up 23.0%. Net sales in the United Kingdom operation increased 20.0%, primarily due to increases in domestic sales and sales to European distributors. German operation net sales increased 20.3%, with significant increases in domestic sales and sales to Italy, Switzerland and Austria. Net sales in the Korean operation increased 33.0%, due to increased domestic sales in Korea and sales to China.

Gross Profit

Gross profit increased 29.4% to $36.9 million in 2005, compared to $28.5 million in 2004. Gross profit as a percentage of net sales increased to 31.6% in 2005, compared to 30.2% in 2004. A moderate and selective sales price increase in January this year, coupled with increased sales volume and improved productivity, more than offset the increased cost of materials and labor.

Selling, Engineering and Administrative Expenses

Selling, engineering and administrative expenses in 2005 were $17.7 million, a $1.5 million, or 9.2%, increase compared to $16.2 million in 2004. The increase was primarily due to increased audit and contract labor fees related to 2005, including Sarbanes-Oxley 404 compliance, personnel related expenses, foreign compensation expense, a write-off of the remaining deferred loan costs related to the extinguishment of debt and costs for a bi-annual European trade show.

Interest Expense

Interest expense was $0.4 million and $0.5 million in 2005 and 2004, respectively. While average outstanding debt decreased $7.9 million, from $15.2 million in 2004 to $7.3 million in 2005, the average interest rate on variable debt increased from the period ended December 25, 2004, due to an increase in the LIBOR rate.

Foreign Currency Transaction (Gain) Loss

Foreign currency transaction gain in 2005 was $0.4 million, compared to a minimal impact on net income in 2004. The gain was primarily a result of the revaluation of United Kingdom balance sheet items which were held in U.S. dollars.

Miscellaneous (Income) Expense

Miscellaneous (income) expense had a minimal impact on net income in 2005 and 2004.

Income Taxes

The provision for income taxes for the year ended December 31, 2005, was 33.1% of pretax income compared to 33.3% for the year ended December 25, 2004. The decrease was due to a change in the relative levels of income and different tax rates in effect among the countries in which the Company sells its products.

Comparison of Years Ended December 25, 2004 and December 27, 2003

Net Sales

Net sales in 2004 were $94.5 million, an increase of $23.7 million, or 33.5%, compared to $70.8 million in 2003. Net sales increased 29% excluding the effect of exchange rates.

Net sales in the United States operation increased 37.5% with shipments to Asia up 29.3%, Canada up 27.3% and domestic shipments up 40.2%. Net sales in the United Kingdom operation increased 17.9%, primarily due to increases in sales to European distributors, while domestic sales were flat. German operation net sales increased 38.1%, with increases in all markets served. Net sales in the Korean operation increased 27.2%, due to increased shipments stimulated by Korean customers meeting demand from China coupled with growth in domestic Korean business.

Gross Profit

Gross profit increased 54.4% to $28.5 million in 2004 compared to $18.5 million in 2003. Gross profit as a percentage of net sales increased to 30.2% in 2004, compared to 26.1% in 2003. The increase in gross profit as a percentage of net sales was due to the increase in net sales and productivity improvements, which more than offset increased material and employee benefit costs.

Selling, Engineering and Administrative Expenses

Selling, engineering and administrative expenses in 2004 were $16.2 million, a $1.4 million, or 9.7%, increase compared to $14.8 million in 2003. The increase was primarily due to higher employee wages and benefit costs of $1.1 million including the establishment of an ESOP, and higher advertising costs including catalogs and website updates of $0.2 million.

Interest Expense

Interest expense was $0.5 million and $0.6 million in 2004 and 2003, respectively. While average outstanding debt increased $1.3 million, from $13.9 million in 2003 to $15.2 million in 2004, due to debt acquisitions related to the $2 per share special dividend paid on August 18, 2003, lower interest rates were negotiated on the new debt, allowing interest expense to decrease.

Foreign Currency Transaction (Gain) Loss

There was minimal impact to net income from foreign currency transactions in 2004 compared to a foreign currency gain of $0.1 million in 2003, due primarily to gains in the Euro and Korean Won against the U.S. dollar. While the Euro, the Korean Won and the British Pound made gains against the U.S. dollar in 2004, the U.K. operations experienced losses related to sales conducted in U.S. dollars.

Miscellaneous (Income) Expense

Miscellaneous income had a minimal impact on net income in 2004, compared to miscellaneous income of $0.1 million in 2003. The $0.1 million decrease was due to losses on disposal of fixed assets and increased charitable contributions, both in the U.S. operations.

Income Taxes

The provision for income taxes for the year ended December 25, 2004 was 33.3% of pretax income compared to 33.6% for the year ended December 27, 2003. The decrease was due to a change in the relative levels of income and different tax rates in effect among the countries in which the Company sells its products.

Liquidity and Capital Resources

Historically, the Company's primary source of capital has been cash generated from operations, although short-term fluctuations in working capital requirements have been met through borrowings under revolving lines of credit as needed. The Company's principal uses of cash have been to pay operating expenses, pay dividends to shareholders, make capital expenditures and service debt.

Net cash flow from operations in 2005 was $17.0 million, compared to $14.7 million in 2004 and $9.5 million in 2003. The $2.3 million increase in the Company's net cash flow from operations in 2005 was due primarily to the increase in net income of $5.0 million, which was partially offset by increases in tax assets, decreases in tax liabilities and a decrease in accrued expenses and other liabilities. Cash on hand decreased $3.9 million from $9.8 million in 2004 to $5.8 million in 2005. Days sales outstanding increased slightly from 33 to 36 in 2005, and inventory turns improved from 9.6 to 10.1. The increase in the Company's net cash flow from operations in 2004 compared to 2003 was due primarily to the increase in net income of $5.7 million, while working capital excluding cash remained relatively static.

Capital expenditures, consisting primarily of purchases of machinery and equipment, were $8.8 million in 2005, compared to $5.0 million in 2004 and $3.1 million in 2003. Capital expenditures in 2006 are projected to be $9.0 million.

On August 11, 2005, the Company completed a refinancing of its existing debt in the U.S. with Fifth Third Bank (the "Bank"). The new financing consists of a secured revolving line of credit of $35 million (the "Line of Credit"). The Line of Credit is secured by the Company's U.S. assets, including its manufacturing facilities, and requires monthly payments of interest. The Line of Credit has a floating interest rate for the first year of 1) 1.5% over the 30-day LIBOR Rate (as defined), or 2) the Bank's Base Rate (as defined), at the Company's discretion. Thereafter, the interest rate will vary based upon the Company's leverage ratio. The Line of Credit is payable in full on August 1, 2011, but maturity may be accelerated by the Bank upon an Event of Default (as defined). Prepayment may be made without penalty or premium at any time upon the required notice to the Bank. At December 31, 2005, the Line of Credit had an outstanding balance of $1.0 million.

The Line of Credit is subject to debt covenants including: 1) Debt (as defined) to Tangible Net Worth (as defined) ratio of not more than 1.5:1.0, 2) Funded Debt (as defined) to EBITDA (as defined) ratio of not more than 2.5:1.0 and 3) EBIT (as defined) to Interest Expense (as defined) ratio of not less than 1.1:1.0; and requires the Company to maintain its primary domestic deposit accounts with the Bank. As of December 31, 2005, the Company was in compliance with all debt covenants.

The Company declared the following quarterly dividends to shareholders of record on the last day of the respective quarter:

	2005	2004	2003
First quarter	$0.050	$0.027	$0.027
Second quarter	0.050	0.033	0.027
Third quarter	0.100	0.033	0.027
Fourth quarter	0.100	0.050	0.027

These dividends were paid on the 15th day of each month following the date of declaration. In addition, the Company declared a 50% stock dividend on June 30, 2005, and paid a special dividend of $1.33 per share totaling $13.3 million on August 18, 2003.

The declaration and payment of future dividends is subject to the sole discretion of the Board of Directors, and any determination as to the payment of future dividends will depend upon the Company's profitability, financial condition, capital needs, future prospects and other factors deemed pertinent by the Board of Directors.

The Company believes that cash generated from operations and its borrowing availability under the revolving Line of Credit will be sufficient to satisfy the Company's operating expenses and capital expenditures for the foreseeable future. In the event that economic conditions were to severely worsen for a protracted period of time, the Company would have several options available to ensure liquidity in addition to increased borrowing. Capital expenditures could be postponed since they primarily pertain to long-term improvements in operations. Additional operating expense reductions also could be made. Finally, the dividend to shareholders could be reduced or suspended.

In December 2005, the Company's Board of Directors authorized the repurchase of up to $2.0 million of Company stock, to be completed no later than January 15, 2007. The stock purchases will be made in the open market or through privately negotiated transactions. Market purchases will be made subject to restrictions relating to volume, price and timing in an effort to minimize the impact of the purchases on the market for the Company's securities. The amount of the stock repurchases was set based upon the anticipated number of shares that will be required to fund the Company's ESOP, and employee stock purchase plan, through fiscal year 2006. As of December 31, 2005, the Company had repurchased 82,500 shares on the open market at an average cost of $18.87 per share. Of the 82,500 shares purchased, 65,000 were retired prior to December 31, 2005.

Subsequent to December 31, 2005, the Company repurchased 12,700 shares on the open market at an average cost of $19.16 per share. Total purchases under the plan have amounted to $1.8 million.

In June 2004, the Company's Board of Directors authorized the repurchase of approximately $0.4 million of outstanding Company stock on the open market. The stock purchased was used to offset the issuance of shares under the Company's new ESOP. The Company purchased 48,000 shares, which were all granted to the ESOP.

In November 2004, the Company's Board of Directors authorized the repurchase of up to $2.5 million of Company stock, to be completed no later than January 15, 2006. The amount of the stock repurchases was set based upon the anticipated number of shares that were required to fund the Company's ESOP, and employee stock purchase plan, through fiscal year 2005. The Company purchased 8,700 shares at an average cost of $9.52 per share and 2,700 shares at an average cost of $9.80 per share for the periods ending December 25, 2004 and December 31, 2005, respectively. The stock purchases were made in the open market. Market purchases were made subject to restrictions relating to volume, price and timing in an effort to minimize the impact of the purchases on the market for the Company's securities. All shares were retired during the year of purchase.

OTHER MATERIAL COMMITMENTS. Our contractual obligations and debt obligations as of December 31, 2005 are summarized in the table below (in thousands):

	Payments Due by Period				
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Debt	$2,384	$398	$ 757	$202	$1,027
Operating leases	374	157	217	—	—
Other long-term liabilities[1]	281	50	100	77	54
Total contractual obligations	$3,039	$605	$1,074	$279	$1,081

(1) Other long-term liabilities consist of deferred income of $227 and deferred compensation of $54. The deferred income is a result of the supply agreement with Mannesmann Rexroth, A.G., a German full-line hydraulic component and systems manufacturer, entered into during 1999. This agreement expires in 2010. Deferred compensation relates to Director compensation for attendance at Board meetings. Amounts will be paid upon an individual ceasing to be a Director of the Company.

Critical Accounting Policies and Estimates

The Company currently only applies judgment and estimates which may have a material effect on the eventual outcome of assets, liabilities, revenues and expenses for impairment of long-lived assets, accounts receivable, inventory, goodwill and accruals. The following explains the basis and the procedure for each account where judgment and estimates are applied.

Revenue Recognition

The Company reports revenues, net of sales incentives, when title passes and risk of loss transfers to the customer. The effect of material non-recurring events is provided for when they become known.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("FAS") No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets* ("FAS 144"), long-lived assets, such as property and equipment, and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value.

The Company assesses the recoverability of goodwill and intangible assets not subject to amortization under FAS No. 142, *Goodwill and Other Intangible Assets* ("FAS 142"). See Goodwill below.

Accounts Receivable

The Company sells to most of its customers on a recurring basis, primarily through distributors with which the Company maintains long-term relationships. As a result, bad debt experience has not been material. The allowance for doubtful accounts is determined on a specific identification basis by a review of those accounts that are significantly in arrears. There can be no assurance that a distributor or a large direct sale customer with overdue accounts receivable balances will not develop financial difficulties and default on payment. See Consolidated Balance Sheets for allowance amounts.

Inventory

The Company offers a wide variety of standard products and as a matter of policy does not discontinue products. On an ongoing basis, component parts found to be obsolete through design or process changes are disposed of and charged to material cost. The Company reviews on-hand balances of products and component parts against specific criteria. Products and component parts without usage or that have excess quantities on hand are evaluated. An inventory reserve is then established for the full inventory carrying value of those products and component parts deemed to be obsolete or slow moving. See Note 6 to the Financial Statements for inventory reserve amounts.

Goodwill

The Company acquired its Korean operations in September 1998 using the purchase method. As a result, goodwill is reflected on the Consolidated Balance Sheet. A valuation based on the cash flow method was performed at December 31, 2005 and December 25, 2004. It was determined that the value of the goodwill was not impaired. There is no assurance that the value of the acquired company will not decrease in the future due to changing business conditions. See Note 8 to the Financial Statements for goodwill amounts.

Accruals

The Company makes estimates related to certain employee benefits and miscellaneous accruals. Estimates for employee benefit accruals are based on information received from plan administrators in conjunction with management's assessments of estimated liabilities related to workers' compensation, health care benefits and annual contributions to an employee stock ownership plan ("ESOP") established in 2004 as part of the Company's retirement plan. Estimates for miscellaneous accruals are based on management's assessment of estimated liabilities for costs incurred.

As of July 1, 2003, the Company accrues for health care benefit costs under a self-funded plan utilizing estimates provided by a third-party administrator and insurance company. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $75,000 on an individual basis and approximately $3.8 million on an aggregate basis.

New Accounting Pronouncements

In November 2004, the FASB issued FAS No. 151 ("FAS 151"), *Inventory Costs, an amendment of ARB No. 43, Chapter 4*. The amendments made by FAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. While FAS 151 enhances Accounting Research Bulletin No. 43, *Restatement and Revision of Accounting Research Bulletins,* and clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage), the statement also removes inconsistencies between ARB 43 and International Accounting Standards No. 2 ("IAS 2") and amends ARB 43 to clarify that abnormal amounts of costs should be recognized as period costs. Under some circumstances, according to ARB 43, the above listed costs may be so abnormal as to require treatment as current period charges. FAS 151 requires these items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" and requires allocation of fixed production overheads to the costs of conversion.

This standard will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The impact of the adoption of FAS 151 on the Company's reported operating results, financial position and existing financial statement disclosure is not expected to be material.

In December 2004, the FASB issued FAS No. 123 (revised 2004) ("FAS 123(R)"), *Share-Based Payment,* which is a revision of FAS 123. FAS 123(R) supersedes APB 25 and FAS 123, and amends FAS No. 95, *Statement of Cash Flows.* This Statement requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). This Statement eliminates the alternative to use APB 25's intrinsic value method of accounting that was provided in FAS 123 as originally issued. Under APB 25, issuing stock options to employees at or above fair value generally resulted in no recognition of compensation cost.

FAS 123(R) also requires that the Company estimate the number of awards that are expected to vest and to revise the estimate as the actual forfeitures differ from the estimate. This standard is effective as of the beginning of the first annual reporting period that begins after June 15, 2005.

FAS 123(R) requires that the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow, thus reducing net operating cash flows and increasing net financing cash flows in the periods after the effective date. The Company cannot estimate what these amounts will be in the future because they depend on, among other things, when employees exercise stock options.

The Company currently follows the disclosure-only provisions of FAS 148, and has elected to follow APB 25 and related interpretations in accounting for its employee stock options. The Company uses the Black-Scholes formula to estimate the value of stock options granted to employees for disclosure purposes. FAS 123(R) requires that the Company use the valuation technique that best fits the circumstances.

The Company currently expects to use the modified-prospective method whereby compensation cost for the portion of awards for which the requisite service has not yet been rendered that are outstanding as of the adoption date will be recognized over the remaining service period. The compensation cost for that portion of awards will be based on the grant-date fair value of those awards as calculated for pro forma disclosures using the Black-Scholes valuation model. All new awards and awards that are modified, repurchased or cancelled after the adoption date will be accounted for under the provisions of FAS 123(R). The amounts reflected in Note 2 to the Financial Statements are anticipated to approximate the effect of the adoption of this Statement. Additionally, the Company will recognize compensation expense related to the Employee Stock Purchase Plan, which has not previously been recorded.

Off Balance Sheet Arrangements

The Company does not engage in any off balance sheet financing arrangements. In particular, the Company does not have any interest in variable interest entities, which include special purpose entities and structured finance entities.

The Company uses the equity method of accounting to account for its investments in Sun China and WhiteOak. The Company does not have a majority ownership in or exercise control over either of the entities. The Company does not believe that its investments in Sun China or WhiteOak qualify as Variable Interest Entities, within the scope of FASB Interpretation (FIN) No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 5,* nor are they material to the financial statements of the Company at December 31, 2005.

Seasonality

The Company generally has experienced increased sales during the second quarter of the year largely as a result of the order patterns of our customers. As a result, the Company's second quarter net sales, income from operations and net income historically are the highest of any quarter during the year.

Inflation

The impact of inflation on the Company's operating results has been moderate in recent years, reflecting generally lower rates of inflation in the economy. While inflation has not had, and the Company does not expect that it will have, a material impact upon operating results, there is no assurance that the Company's business will not be affected by inflation in the future.

Quantitative and Qualitative Disclosure About Market Risk

The Company is exposed to market risk from changes in interest rates on borrowed funds, which could affect its results of operations and financial condition. The Company had approximately $1.1 million in variable-rate debt outstanding at December 31, 2005. The Company has managed this risk by its ability to select the interest rate on its debt financing at LIBOR plus 1.5% or the Bank's Base Rate, whichever is more advantageous. Beginning in August 2006, the interest rate on its debt financing will remain variable based upon the Company's leverage ratio. At December 31, 2005, a 1% change in interest rates up or down would have affected the Company's income statement on an annual basis by approximately $11,000 at the current, variable-rate outstanding debt level. At December 25, 2004, the Company had $10.3 million in variable-rate debt outstanding.

The Company's exposure to foreign currency exchange fluctuations relates primarily to the direct investment in its facilities in the United Kingdom, Germany and Korea. The Company does not use financial instruments to hedge foreign currency exchange rate changes.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The Common Stock of the Company has been trading publicly under the symbol SNHY on the Nasdaq National Market since the Company's initial public offering on January 9, 1997. The following table sets forth the high and low closing sale prices of the Company's Common Stock as reported in the Nasdaq National Market and the dividends declared for the periods indicated. These stock prices and dividends are adjusted for a three-for-two stock split, effected in the form of a 50% stock dividend, which became effective on July 15, 2005.

	High	Low	Dividends Declared
2004			
First quarter	$ 7.207	$ 4.827	$0.027
Second quarter	11.860	6.007	0.033
Third quarter	12.280	8.013	0.033
Fourth quarter	10.753	7.500	0.050
2005			
First quarter	**$21.060**	**$ 9.667**	**$0.050**
Second quarter	**25.733**	**15.460**	**0.050**
Third quarter	**32.340**	**19.490**	**0.100**
Fourth quarter	**26.250**	**17.580**	**0.100**

Holders

There were 99 shareholders of record of Common Stock on March 3, 2006. The number of record holders was determined from the records of the Company's transfer agent and does not include beneficial owners of Common Stock whose shares are held in the names of securities brokers, dealers and registered clearing agencies. The Company believes that there are approximately 2,000 beneficial owners of Common Stock.

Dividends

Dividends were paid on the 15th day of each month following the date of declaration. The Company's Board of Directors currently intends to continue to pay a quarterly dividend of at least $0.10 per share during 2006. However, the declaration and payment of future dividends is subject to the sole discretion of the Board of Directors, and any determination as to the payment of future dividends will depend upon the Company's profitability, financial condition, capital needs, future prospects and other factors deemed pertinent by the Board of Directors.

Stock Split

On June 10, 2005, the Company declared a three-for-two stock split, effected in the form of a 50% stock dividend, to shareholders of record on June 30, 2005, which was paid on July 15, 2005. The Company issued approximately 3,600,000 shares of common stock as a result of the stock split. The effect of the stock split on outstanding shares, earnings per share and dividends per share has been retroactively applied to all periods presented.

Issuer Purchases of Equity Securities

The table below sets forth purchases of Company stock during the fourth quarter of fiscal 2005:

	Issuer Purchases of Equity Securities(1)			
Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 2005	—	$ —	—	$ —
November 2005	—	$ —	—	$ —
December 2005	82,500	$18.87	82,500	$443,225
Total	82,500		82,500	

(1) In December 2005, The Company's Board of Directors authorized the repurchase of Company stock of up to $2.0 million, to be completed no later than January 15, 2007.

Forward-Looking Information

This Annual Report contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations, estimates, forecasts and projections about us, our beliefs and assumptions made by us, including (i) our strategies regarding growth, including our intention to develop new products; (ii) our financing plans; (iii) trends affecting our financial condition or results of operations; (iv) our ability to continue to control costs and to meet our liquidity and other financing needs; (v) the declaration and payment of dividends; and (vi) our ability to respond to changes in customer demand domestically and internationally, including as a result of standardization. In addition, we may make other written or oral statements, which constitute forward-looking statements, from time to time. Words such as "may," "expects," "projects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. Similarly, statements that describe our future plans, objectives or goals also are forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including those discussed below and elsewhere in this report. Our actual results may differ materially from what is expressed or forecasted in such forward-looking statements, and undue reliance should not be placed on such statements. All forward-looking statements are made as of the date hereof, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from what is expressed or forecasted in such forward-looking statements include, but are not limited to: (i) conditions in the capital markets, including the interest rate environment and the availability of capital; (ii) changes in the competitive marketplace that could affect our revenue and/or cost bases, such as increased competition, lack of qualified engineering, marketing, management or other personnel and increased labor and raw materials costs; (iii) new product introductions, product sales mix and the geographic mix of sales nationally and internationally. Further information relating to factors that could cause actual results to differ from those anticipated is included but not limited to information under the headings Item 1. "Business," Item 1A. "Risk Factors" and Item 7. "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in the Form 10-K for the year ended December 31, 2005. The Company disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

>>> Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Sun Hydraulics Corporation:

We have audited the accompanying consolidated balance sheets of Sun Hydraulics Corporation (a Florida corporation) and subsidiaries as of December 31, 2005 and December 25, 2004, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sun Hydraulics Corporation and subsidiaries as of December 31, 2005, and December 25, 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sun Hydraulics Corporation's internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 6, 2006 expressed an unqualified opinion on management's assessment and the effectiveness of internal control over financial reporting.

Grant Thornton LLP

Tampa, Florida
March 6, 2006

>>> Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Shareholders
of Sun Hydraulics Corporation:

In our opinion, the accompanying consolidated statements of operations, shareholders' equity and comprehensive income, and cash flow for the year ended December 27, 2003, present fairly, in all material respects, the results of operations and cash flow of Sun Hydraulics Corporation and its subsidiaries for the year ended December 27, 2003 in conformity with accounting principals generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversights Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principals and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Tampa, Florida
March 25, 2004, except for the stock split discussed in Note 2 as to which the date is March 10, 2006

>>> Sun Hydraulics Corporation Consolidated Balance Sheets

	December 31, 2005	December 25, 2004
(in thousands, except for share information)		
Assets		
Current assets:		
Cash and cash equivalents	$ 5,417	$ 9,300
Restricted cash	413	462
Accounts receivable, net of allowance for doubtful accounts of $110 and $170	10,975	8,611
Inventories	7,870	7,105
Income taxes receivable	236	—
Deferred income taxes	782	392
Other current assets	864	776
Total current assets	26,557	26,646
Property, plant and equipment, net	45,181	43,687
Other assets	1,823	1,475
Total assets	$73,561	$71,808
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 4,822	$ 2,536
Accrued expenses and other liabilities	3,857	4,609
Long-term debt due within one year	398	1,058
Dividends payable	1,089	522
Income taxes payable	—	1,198
Total current liabilities	10,166	9,923
Long-term debt due after one year	1,986	11,196
Deferred income taxes	4,688	4,986
Other noncurrent liabilities	281	300
Total liabilities	17,121	26,405
Commitments and contingencies (Note 19)	—	—
Shareholders' equity:		
Preferred stock, 2,000,000 shares authorized, par value $0.001, no shares outstanding	—	—
Common stock, 20,000,000 shares authorized, par value $0.001, 10,893,421 and 10,441,920 shares outstanding	11	10
Capital in excess of par value	32,436	28,579
Unearned compensation related to outstanding restricted stock	(741)	(608)
Retained earnings	23,436	13,867
Accumulated other comprehensive income	1,647	3,566
Treasury stock (17,500 and 708 shares, at cost)	(349)	(11)
Total shareholders' equity	56,440	45,403
Total liabilities and shareholders' equity	$73,561	$71,808

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

>>> Sun Hydraulics Corporation Consolidated Statements of Operations

For the Year Ended	December 31, 2005	December 25, 2004	December 27, 2003
(in thousands, except per share data)			
Net sales	$116,757	$94,503	$70,798
Cost of sales	79,839	65,968	52,312
Gross profit	36,918	28,535	18,486
Selling, engineering and administrative expenses	17,738	16,241	14,803
Operating income	19,180	12,294	3,683
Interest expense	441	527	606
Foreign currency transaction (gain) loss	(362)	—	(143)
Miscellaneous (income) expense	(36)	35	(57)
Income before income taxes	19,137	11,732	3,277
Income tax provision	6,329	3,902	1,101
Net income	$ 12,808	$ 7,830	$ 2,176
Basic net income per common share	$ 1.18	$ 0.76	$ 0.22
Weighted average basic shares outstanding	10,827	10,269	9,827
Diluted net income per common share	$ 1.17	$ 0.76	$ 0.22
Weighted average diluted shares outstanding	10,918	10,346	9,896
Dividends declared per share	$ 0.300	$ 0.143	$ 1.440

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

>>> Sun Hydraulics Corporation Consolidated Statement of Shareholders' Equity and Comprehensive Income

	Preferred Shares	Preferred Stock	Common Shares	Common Stock	Capital in Excess of Par Value	Unearned Compensation Related to Restricted Stock	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
(in thousands)										
Balance, December 28, 2002	—	$—	9,669	$ 9	$22,690	$(170)	$ 19,747	$ 623	$ —	$ 42,899
Shares issued,										
Restricted Stock			124		1,538	(431)				1,107
Shares issued, Stock Options			335	1						1
Shares issued, ESPP			9							
Dividends issued							(14,404)			(14,404)
Redeemable Common Stock					2,250					2,250
Comprehensive income:										
Net income							2,176			2,176
Foreign currency translation adjustments								1,034		1,034
Comprehensive loss										3,210
Balance, December 27, 2003	—	$—	10,137	$10	$26,478	$(601)	$ 7,519	$ 1,657	$ —	$ 35,063
Shares issued,										
Restricted Stock			30		257	(7)				250
Shares issued, Stock Options			284		1,711					1,711
Shares issued, ESPP					(74)					(74)
Shares retired,										
Repurchase Agreement			(9)		(83)					(83)
Purchase of treasury stock									(524)	(524)
Reissuance of treasury stock									513	513
Stock option income tax benefit					290					290
Dividends issued							(1,482)			(1,482)
Comprehensive income:										
Net income							7,830			7,830
Foreign currency translation adjustments								1,909		1,909
Comprehensive income:										9,739
Balance, December 25, 2004	—	$—	10,442	$10	$28,579	$(608)	$ 13,867	$ 3,566	$ (11)	$ 45,403
Shares issued,										
Restricted Stock			26		475	(133)				342
Shares issued, Stock Options			371	1	2,510					2,511
Shares issued, ESPP			12		157					157
Shares issued, ESOP			110		1,058					1,058
Shares retired,										
Repurchase Agreement			(38)		(1,250)				11	(1,239)
Purchase of treasury stock									(349)	(349)
Tax benefit of stock-based compensation					937					937
Dividends issued							(3,269)			(3,269)
Comprehensive income:										
Net income							12,808			12,808
Foreign currency translation adjustments								(1,819)		(1,819)
Comprehensive income:										10,989
Balance, December 31, 2005	—	$—	10,923	$11	$32,466	$(741)	$ 23,406	$ 1,747	$(349)	$ 56,540

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

>>> Sun Hydraulics Corporation Consolidated Statements of Cash Flows

For the Year Ended	December 31, 2005	December 25, 2004	December 27, 2003
(in thousands)			
Cash flows from operating activities:			
Net income	$ 12,808	$ 7,830	$ 2,176
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,604	5,465	5,152
Loss on disposal of assets	22	73	370
Stock-based compensation expense	365	289	182
Allowance for doubtful accounts	(60)	(17)	(7)
Provision for slow moving inventory	(96)	110	(16)
Provision for deferred income taxes	(688)	138	364
(Increase) decrease in:			
Accounts receivable	(2,304)	(2,379)	(518)
Inventories	(669)	(594)	241
Income tax receivable	(236)	—	—
Other current assets	(88)	(252)	286
Other assets, net	39	149	(630)
Increase (decrease) in:			
Accounts payable	2,286	97	734
Accrued expenses and other liabilities	306	2,392	1,136
Income taxes payable	(261)	1,437	41
Other liabilities	(19)	(28)	(50)
Net cash from operating activities	17,009	14,710	9,461
Cash flows from investing activities:			
Investment in WhiteOak	(400)	—	—
Capital expenditures	(8,813)	(4,987)	(3,076)
Proceeds from dispositions of equipment	5	61	33
Net cash used in investing activities	(9,208)	(4,926)	(3,043)
Cash flows from financing activities:			
Proceeds from debt	11,599	—	18,850
Repayment of debt	(21,469)	(5,953)	(10,254)
Proceeds from exercise of stock options	2,487	1,672	899
Proceeds from stock issued	157	—	39
Payments for purchase of treasury stock	(1,588)	(781)	(71)
Proceeds from reissuance of treasury stock	—	613	59
Dividends to shareholders	(2,701)	(1,230)	(14,392)
Net cash used in financing activities	(11,515)	(5,679)	(4,870)
Effect of exchange rate changes on cash and cash equivalents	(218)	438	(287)
Net (decrease) increase in restricted cash	(49)	37	425
Net (decrease) increase in cash and cash equivalents	(3,883)	4,506	836
Cash and cash equivalents, beginning of period	9,762	5,219	3,958
Cash and cash equivalents, end of period	$ 5,830	$ 9,762	$ 5,219
Supplemental disclosure of cash flow information:			
Cash paid:			
Interest	$ 441	$ 527	$ 607
Income taxes	$ 8,451	$ 2,617	$ 696
Supplemental disclosure of noncash transactions:			
Common stock issued to ESOP through accrued expenses and other liabilities	$ 1,058	$ —	$ —

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

1. Business

Sun Hydraulics Corporation, and its wholly-owned subsidiaries and joint ventures, design, manufacture and sell screw-in cartridge valves and manifolds used in hydraulic systems. The Company has facilities in the United States, the United Kingdom, Germany, Korea, France and China. Sun Hydraulics Corporation ("Sun Hydraulics"), with its main offices located in Sarasota, Florida, designs, manufactures and sells primarily through distributors. Sun Hydraulik Holdings Limited ("Sun Holdings"), a wholly-owned subsidiary of Sun Hydraulics, was formed to provide a holding company for the European market operations; its wholly-owned subsidiaries are Sun Hydraulics Limited (a British corporation, "Sun Ltd.") and Sun Hydraulik GmbH (a German corporation, "Sun GmbH"). Sun Ltd. operates a manufacturing and distribution facility located in Coventry, England, and Sun GmbH operates a manufacturing and distribution facility located in Erkelenz, Germany. Sun Hydraulics Korea Corporation ("Sun Korea"), a wholly-owned subsidiary of Sun Hydraulics, located in Inchon, South Korea, operates a manufacturing and distribution facility. Sun Hydraulics, SARL ("Sun France"), a wholly-owned subsidiary of Sun Hydraulics, located in Bordeaux, France, operates a sales and engineering support facility. Sun Hydraulics Systems (Shanghai) Co., Ltd. ("Sun China"), a 50/50 joint venture between Sun Hydraulics and Links Lin, the owner of Sun Hydraulics' Taiwanese distributor, is located in Shanghai, China, and operates a manufacturing and distribution facility. Sun Hydraulics acquired a 40% equity method investment in WhiteOak Controls, Inc. ("WhiteOak"), on June 28, 2005 (see Note 3). WhiteOak, located in Mediapolis, Iowa, designs and produces complementary electronic control products.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies followed in the preparation of the Company's consolidated financial statements is set forth below:

Principles of Consolidation
The consolidated financial statements include the accounts and operations of Sun Hydraulics and its direct and indirect subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The Company uses the equity method of accounting to account for its investments in Sun China and WhiteOak. The Company does not have a majority ownership in or exercise control over either of the entities.

Critical Accounting Policies and Estimates
The Company currently only applies judgment and estimates, which may have a material effect on the eventual outcome of assets, liabilities, revenues and expenses, for impairment of long-lived assets, accounts receivable, inventory, goodwill and accruals. The following explains the basis and the procedure for each account where judgment and estimates are applied.

Revenue Recognition
The Company reports revenues, net of sales incentives, when title passes and risk of loss transfers to the customer. The effect of material non-recurring events is provided for when they become known.

Impairment of Long-Lived Assets
In accordance with Statement of Financial Accounting Standards ("FAS") No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets* ("FAS 144"), long-lived assets, such as property and equipment, and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value.

The Company assesses the recoverability of goodwill and intangible assets not subject to amortization under FAS No. 142, *Goodwill and Other Intangible Assets* ("FAS 142"). See Goodwill below.

Accounts Receivable
The Company sells to most of its customers on a recurring basis, primarily through distributors with which the Company maintains long-term relationships. As a result, bad debt experience has not been material. The allowance for doubtful accounts is determined on a specific identification basis by a review of those accounts that are significantly in arrears. There can be no assurance that a distributor or a large direct sale customer with overdue accounts receivable balances will not develop financial difficulties and default on payment. See the consolidated balance sheets for allowance amounts.

Inventory
The Company offers a wide variety of standard products and as a matter of policy does not discontinue products. On an ongoing basis, component parts found to be obsolete through design or process changes are disposed of and charged to material cost. The Company reviews on-hand balances of products and component parts against specific criteria. Products and component parts without usage or that have excess quantities on hand are evaluated. An inventory reserve is then established for the full inventory carrying value of those products and component parts deemed to be obsolete or slow moving. See Note 6 to the Financial Statements for inventory reserve amounts.

Goodwill

The Company acquired its Korean operations in September 1998 using the purchase method. As a result, goodwill is reflected on the consolidated balance sheet. A valuation based on the cash flow method was performed at December 31, 2005 and December 25, 2004. It was determined that the value of the goodwill was not impaired. There is no assurance that the value of the acquired company will not decrease in the future due to changing business conditions. See Note 8 to the Financial Statements for goodwill amounts.

Accruals

The Company makes estimates related to certain employee benefits and miscellaneous accruals. Estimates for employee benefit accruals are based on information received from plan administrators in conjunction with management's assessments of estimated liabilities related to workers' compensation, health care benefits and annual contributions to an employee stock ownership plan ("ESOP"), established in 2004 as part of the Company's retirement plan. Estimates for miscellaneous accruals are based on management's assessment of estimated liabilities for costs incurred.

As of July 1, 2003, the Company accrues for health care benefit costs under a self-funded plan utilizing estimates provided by a third-party administrator and insurance company. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $75,000 on an individual basis and approximately $3.8 million on an aggregate basis.

Stock Split

On June 10, 2005, the Company declared a three-for-two stock split, effected in the form of a 50% stock dividend, to shareholders of record on June 30, 2005, payable on July 15, 2005. The Company issued approximately 3,600,000 shares of common stock as a result of the stock split. The effect of the stock split on outstanding shares, earnings per share and dividends per share has been retroactively applied to all periods presented.

Reclassification

Certain amounts shown in the 2004 and 2003 consolidated financial statements have been reclassified to conform to the 2005 presentation.

Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

52-53 Week Fiscal Year

The Company reports on a fiscal year that ends on the Saturday closest to December 31st. Each quarter generally consists of two 4-week periods and one 5-week period. As a result of the 2005 fiscal year ending December 31, 2005, the quarter ended April 2, 2005 consisted of one 4-week period and two 5-week periods, resulting in a 53-week year.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories are valued at the lower of cost or market, cost being determined on a first-in, first-out basis. Obsolete and slow moving inventory is evaluated and reserves are established based on specific criteria determined by management.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Expenditures for repairs and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the following useful lives:

	Years
Computer equipment	3–5
Machinery and equipment	4–12
Furniture and fixtures	4–10
Leasehold and land improvements	5–15
Buildings	40

Gains or losses on the retirement, sale, or disposition of plant, property and equipment are reflected in the Consolidated Statement of Operations in the period in which the assets are taken out of service.

Valuation Assessment of Long-Lived Assets

Management periodically evaluates long-lived assets for potential impairment and will provide for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. Assets are reviewed for utilization on a monthly basis by management in conjunction with employees who work directly with the assets.

Goodwill

Goodwill, which represents the excess of the purchase price of acquisition over the fair value of the net assets acquired and other acquisition costs, is carried at cost. Effective January 1, 2002, the Company adopted FAS 142. Under FAS 142, goodwill is no longer subject to amortization. Instead, FAS 142 requires goodwill to be reviewed for impairment on an annual basis, or more frequently if events or circumstances indicate possible impairment.

(In thousands, except per share data)

Other Assets

Other assets consist of equity investments in the Company's joint ventures in China and WhiteOak. The equity investments were recorded at cost and have been adjusted for investment income or loss and dividend distributions for each quarterly period since their origin.

Revenue Recognition

Sales are recognized when products are shipped and title to the products is passed to the customer. Sales incentives are granted to customers based upon the volume of purchases. These sales incentives are recorded at the time of sales as a reduction of gross sales.

Shipping and Handling Costs

Shipping and handling costs billed to distributors and customers are recorded in revenue. Shipping costs incurred by the Company are recorded in cost of goods sold.

Foreign Currency Translation and Transactions

The Company follows the translation policy provided by FAS No. 52, *Foreign Currency Translation.* The Pound Sterling is the functional currency of Sun Ltd. The Euro is the functional currency of Sun GmbH. The South Korean Won is the functional currency of Sun Korea. The U.S. Dollar is the functional currency for Sun Hydraulics and the reporting currency for the consolidated group. The assets and liabilities of Sun Ltd., Sun GmbH, and Sun Korea are translated at the exchange rate in effect at the balance sheet date, and income and expense items are translated at the average annual rate of exchange for the period. The resulting unrealized translation gains and losses are included as a component of shareholders' equity designated as "accumulated other comprehensive income." Realized gains and losses from foreign currency transactions are included in miscellaneous (income) expense.

Income Taxes

The Company follows the income tax policy provided by FAS No. 109, *Accounting for Income Taxes* ("FAS 109"). This Statement provides for a liability approach under which deferred income taxes are provided for based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. These differences result from items reported differently for financial reporting and income tax purposes, primarily depreciation, accrued expenses and reserves.

Stock-Based Compensation

The Company has adopted the disclosure-only provisions of FAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure,* an amendment to FAS No. 123, *Accounting for Stock-Based Compensation* ("FAS 148"), and has elected to follow Accounting Principles Board Opinion (APB) No. 25, *Accounting for Stock Issued to Employees* and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded.

If the company had elected to recognize compensation expense for stock options based on the fair value at grant date, consistent with the method prescribed by FAS No. 123, *Accounting for Stock-Based Compensation* ("FAS 123"), net income and earnings per share would have been reduced to the pro forma amounts below. The pro forma amounts were determined using the Black-Scholes valuation model with weighted average assumptions as set forth below.

	December 31, 2005	December 25, 2004	December 27, 2003
Net income as reported	$12,808	$7,830	$2,176
Stock-based compensation reported in net income, net of related taxes	215	165	105
Stock compensation expense calculated under FAS 123, net of related taxes	(336)	(256)	(219)
Pro forma net income	$12,687	$7,739	$2,062
Basic net income per common share:			
As reported	$ 1.18	$ 0.76	$ 0.22
Pro forma	$ 1.17	$ 0.75	$ 0.21
Diluted net income per common share:			
As reported	$ 1.17	$ 0.76	$ 0.22
Pro forma	$ 1.16	$ 0.75	$ 0.21
Assumptions			
Risk-free interest rate	4.54%	4.22%	4.15%
Expected lives (in years)	3.5	6.5	6.5
Expected volatility	35.71%	40.00%	18.00%
Dividend yield	1.83%	1.89%	2.22%

These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.

3. Acquisitions

On June 28, 2005, Sun Hydraulics acquired shares of common stock representing 40% of the outstanding shares of WhiteOak. WhiteOak designs and produces electronic amplifiers and other control products. The Company, together with WhiteOak, will co-develop products to be used in and in conjunction with other Company products. The acquisition price paid by the Company was $400. The excess paid over pro rata share of net assets of $270 is being classified as developed technology and is being amortized over a period of 10 years.

4. Fair Value of Investments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable, accrued expenses and other liabilities approximate fair value based on their short-term status.

The carrying amount of long-term debt approximates fair value, as the interest rates on the debt approximate rates currently available to the Company for debt with similar terms and remaining maturities.

5. Restricted Cash

On December 31, 2005 and December 25, 2004, the Company had restricted cash of $413 and $462, respectively. The restricted cash balance consisted of reserves for customs and excise taxes in the U.K. operation. The restricted amount was calculated as an estimate of two months of customs and excise taxes for items coming into the Company's U.K. operations and was held with Lloyd's TSB in the U.K.

6. Inventories

	Dec. 31, 2005	Dec. 25, 2004
Raw materials	$2,353	$2,523
Work in process	2,988	2,487
Finished goods	2,737	2,402
Provision for slow moving inventory	(238)	(307)
Total	$7,870	$7,105

7. Property, Plant and Equipment

	Dec. 31, 2005	Dec 25, 2004
Machinery and equipment	$ 53,332	$ 50,238
Office furniture and equipment	7,116	8,431
Buildings	22,347	23,140
Leasehold and land improvements	1,666	1,645
Land	2,759	2,653
	$ 87,520	$ 86,107
Less: Accumulated depreciation	(48,481)	(47,513)
Construction in progress	6,142	5,093
Total	$ 45,181	$ 43,687

Depreciation expense for the years ended December 31, 2005, December 25, 2004 and December 27, 2003 totaled $5,591, $5,465 and $5,152, respectively.

8. Goodwill

On December 31, 2005 and December 25, 2004, the Company had $715 of goodwill related to its acquisition of Sun Korea.

Valuation models reflecting the expected future cash flow projections were used to value Sun Korea at December 31, 2005 and December 25, 2004. The analysis indicated that there was no impairment of the carrying value of the goodwill.

9. Other Assets

	Dec 31, 2005	Dec 25, 2004
Goodwill, net of accumulated amortization of $157	$ 715	$ 715
Equity investment in joint venture		
Sun China	462	347
WhiteOak Controls, Inc.	117	—
Loan acquisition costs, net of amortization of $9 and $42	161	214
Developed technology, net of accumulated amortization of $13	257	—
Deposits with suppliers	73	194
Other	38	5
Total	$1,823	$1,475

(In thousands, except per share data)

On August 11, 2005, the Company completed a refinancing of its existing debt in the U.S. As a result of the refinancing, the Company wrote off previously capitalized loan acquisition costs of $174. The new financing resulted in the capitalization of $170 of loan acquisition costs.

10. Accrued Expenses and Other Liabilities

	December 31, 2005	December 25, 2004
Compensation and benefits	$2,256	$2,189
Insurance	809	1,304
Other	792	1,116
Total	$3,857	$4,609

11. Long-Term Debt

	December 31, 2005	December 25, 2004
$11,000 five-year note, collateralized by U.S. real estate and equipment, and a pledge of foreign assets, interest rate LIBOR + 1.9% or prime rate at Company's discretion, due July 23, 2008 (refinanced—August 2005).	$ —	$10,220
$12,000 revolving line of credit, collateralized by U.S. real estate and equipment, and a pledge of foreign assets, interest rate LIBOR + 1.9% or prime rate at Company's discretion, due July 23, 2006 (refinanced—August 2005).	—	—
$35,000 revolving line of credit, collateralized by U.S. assets, interest rate LIBOR + 1.5% or Bank's Base Rate at Company's discretion, due August 1, 2011.	999	—
$2,400 12-year mortgage note on the German facility, fixed interest rate of 6.05%, due September 30, 2008.	623	947
10-year notes, fixed interest rates ranging from 3.5%-5.1%, collateralized by equipment in Germany, due between 2009 and 2011.	707	1,009
Other	55	78
	2,384	12,254
Less amounts due within one year	(398)	(1,058)
Total	$1,986	$11,196

The remaining principal payments are due as follows: 2006—$398; 2007—$420; 2008—$337; 2009—$124; 2010 and thereafter—$1,105.

On August 11, 2005, the Company completed a refinancing of its existing debt in the U.S. with Fifth Third Bank (the "Bank"). The new financing consists of a secured revolving line of credit of $35 million (the "Line of Credit"). The Line of Credit is secured by the Company's U.S. assets, including its manufacturing facilities, and requires monthly payments of interest. The Line of Credit has a floating interest rate for the first year of 1) 1.5% over the 30-day LIBOR Rate (as defined), or 2) the Bank's Base Rate (as defined), at the Company's discretion. Thereafter, the interest rate will vary based upon the Company's leverage ratio. The Line of Credit is payable in full on August 1, 2011, but maturity may be accelerated by the Bank upon an Event of Default (as defined). Prepayment may be made without penalty or premium at any time upon the required notice to the Bank. At December 31, 2005, the Line of Credit had an outstanding balance of $999.

The Line of Credit is subject to debt covenants including: 1) Debt (as defined) to Tangible Net Worth (as defined) ratio of not more than 1.5:1.0, 2) Funded Debt (as defined) to EBITDA (as defined) ratio of not more than 2.5:1.0 and 3) EBIT (as defined) to Interest Expense (as defined) ratio of not less than 1.1:1.0; and requires the Company to maintain its primary domestic deposit accounts with the Bank. As of December 31, 2005, the Company was in compliance with all debt covenants.

12. Dividends to Shareholders

The Company declared dividends of $3,269, $1,482 and $14,404 to shareholders in 2005, 2004 and 2003, respectively.

The Company declared the following quarterly dividends to shareholders of record on the last day of the respective quarter:

	2005	2004	2003
First quarter	$0.050	$0.027	$0.027
Second quarter	0.050	0.033	0.027
Third quarter	0.100	0.033	0.027
Fourth quarter	0.100	0.050	0.027

These dividends were paid on the 15th day of each month following the date of declaration. In addition, the Company declared a 50% stock dividend on June 30, 2005, and paid a special dividend of $1.33 per share totaling $13.3 million on August 18, 2003.

13. Income Taxes

Deferred income tax assets and liabilities are provided to reflect the future tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

For financial reporting purposes, income before income taxes includes the following components:

For the Year Ended	Dec. 31 2005	Dec, 25 2004	Dec. 27 2003
United States	$12,827	$ 7,865	$1,786
Foreign	6,310	3,867	1,491
Total	$19,137	$11,732	$3,277

The components of the income tax provision (benefit) are as follows:

For the Year Ended	Dec. 31, 2005	Dec. 25, 2004	Dec. 27, 2003
Current tax expense:			
United States	$5,038	$2,318	$ 160
State and local	158	195	(16)
Foreign	1,821	1,251	593
Total current	7,017	3,764	737
Deferred tax expense (benefit):			
United States	(601)	112	499
State and local	(136)	24	44
Foreign	49	2	(179)
Total deferred	(688)	138	364
Total income tax provision	$6,329	$3,902	$1,101

The reconciliation between the effective income tax rate and the U.S. federal statutory rate is as follows:

For the Year Ended	Dec. 31, 2005	Dec. 25, 2004	Dec. 27, 2003
U.S. federal taxes at statutory rate	$6,507	$3,966	$ 1,067
Increase (decrease)			
Net residual tax on foreign distributions	264	—	3,570
Foreign tax credit	—	(309)	(3,324)
Benefit of ETI exclusion	(170)	(136)	(39)
Domestic production activity deduction	(121)	—	—
Foreign income taxed at lower rate	(64)	(38)	(45)
Change in foreign valuation allowance	(212)	—	—
Nondeductible items	—	200	(156)
Benefit of state rate change	(118)	—	—
Other	104	—	—
State and local taxes, net	139	219	28
Income tax provision	$6,329	$3,902	$ 1,101

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts assets and liabilities for financial reporting purposes and the amounts used for income taxes. The temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2005 and December 25, 2004 are presented below:

	Dec. 31, 2005	Dec. 25, 2004
Deferred taxes:		
Assets		
Accrued expenses and reserves not currently deductible	$ 263	$ 240
Foreign tax credit carryforward	437	152
Deferred royalty income	82	103
Deferred tax asset	782	495
Liabilities		
Depreciation	(4,688)	(5,089)
Net deferred tax liability	$(3,906)	$(4,594)

A valuation allowance to reduce the deferred tax assets reported is required if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. For the fiscal years ended 2005 and 2004, management has determined that a valuation allowance is not required.

The foreign tax credit carryforward will expire through the year 2009.

The Company intends to indefinitely reinvest the earnings of its non-U.S. subsidiaries, which reflect full provision for non-U.S. income taxes, to expand its international operations. These earnings relate to ongoing operations and, at December 31, 2005, cumulative earnings were approximately $16 million. Accordingly, no provision has been made for U.S. income taxes that might be payable upon repatriation of such earnings. In the event any earnings of non-U.S. subsidiaries are repatriated, the Company will provide U.S. income taxes upon repatriation of such earnings, which will be offset by applicable foreign tax credits, subject to certain limitations.

14. Stock Option Plans

During 1996, the Company adopted the 1996 Stock Option Plan (the "Stock Option Plan"), which provides for the grant of incentive stock options and nonqualified stock options for the purchase of up to an aggregate of 1,500,000 shares of the Company's common stock by officers, employees and directors of the Company. Under the terms of the plan, incentive stock options may be granted to employees at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of the fair value in the case of holders of more than 10% of the Company's voting stock). Nonqualified stock options may be granted at the discretion of the Company's Board of Directors. The maximum term of an option may not exceed 10 years, and options become exercisable at such times and in such installments as determined by the Board of Directors.

A summary of the Company's stock option plan for the years ended December 31, 2005, December 25, 2004 and December 27, 2003 is summarized as follows:

	Number of Shares	Exercise Price Range	Weighted Average Exercise Price
(share amounts are in thousands)			
Under option, December 28, 2002 (855 shares exercisable)	1,005	$ 2.00–$11.17	$ 5.11
Granted	74	$ 4.73	$ 4.73
Exercised	(336)	$ 2.00–$ 4.67	$ 2.70
Forfeitures	(9)	$ 4.50–$ 6.67	$ 6.08
Under option, December 27, 2003 (569 shares exercisable)	734	$ 2.00–$11.17	$ 5.69
Granted	36	$ 8.23	$ 8.23
Exercised	(283)	$ 2.00–$11.17	$ 5.91
Forfeitures	(14)	$ 4.50–$ 6.67	$ 6.10
Under option, December 25, 2004 (335 shares exercisable)	473	$ 4.00–$11.17	$ 6.51
Granted	4	$18.41	$18.41
Exercised	(370)	$ 4.00–$11.17	$ 6.70
Forfeitures	—		
Under option, December 31, 2005 (41 shares exercisable)	107	$ 4.50–$18.41	$ 8.33

All options listed above vest over three to five years with a maximum term of seven to ten years.

A summary of outstanding and exercisable options at December 31, 2005 is summarized as follows:

	Options Outstanding			Options Exercisable	
		Weighted Average			
Range of Exercise Prices	Number of Shares	Remaining Contractual Life	Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 4.50	11,400	4.83	4.50	11,400	4.50
4.67	16,800	5.83	4.67	9,900	4.67
4.73	32,301	6.79	4.73	10,500	4.73
5.33	1,875	4.67	5.33	1,875	5.33
5.51	9,000	6.42	5.51	—	5.51
8.23	30,641	8.21	8.23	6,884	8.23
$18.41	4,498	9.88	18.41	—	18.41

The weighted average estimated fair value of stock options granted during 2005, 2004 and 2003 was $6.67, $3.72 and $1.47 per share, respectively.

During 2001, the Company adopted the 2001 Restricted Stock Plan, which provides for the grant of restricted stock of up to an aggregate of 412,500 shares of the Company's common stock to officers, employees, consultants and directors of the Company. Under the terms of the plan, the minimum period before any shares become non-forfeitable may not be less than six months. The market value of the restricted stock at the date of grant was recorded as unearned compensation, a component of shareholders' equity, and is being charged to expense over the respective vesting periods. Restricted stock expense for the years ended December 31, 2005, December 25, 2004 and December 27, 2003 totaled $342, $250 and $181, respectively.

On October 15, 2004, the Board of Directors granted 35,634 shares of restricted stock to employees. The restricted stock will be earned over a three-year period. The restricted stock is expensed over the vesting period at a price of $8.23, the stock price on October 15, 2004.

On December 9, 2005, the Board of Directors granted 25,824 shares of restricted stock to employees. The restricted stock will be earned over a three-year period. The restricted stock is expensed over the vesting period at a price of $18.41, the stock price on December 9, 2005. The grant increased restricted shares outstanding from 230,484 at December 25, 2004, to 256,672 at December 31, 2005. At December 31, 2005, and December 25, 2004, 161,995 and 101,061 of these shares, respectively, were vested.

During 2001, the Company adopted the Employee Stock Purchase Plan ("ESPP"), which became effective August 1, 2001. Most employees are eligible to participate. Employees who choose to participate are granted an opportunity to purchase common stock at 85 percent of market value on the first or last day of the quarterly purchase period, whichever is lower. The ESPP authorizes the issuance, and the purchase by employees, of up to 487,500 shares of common stock through payroll deductions. No employee is allowed to buy more than $25,000 of common stock in any year, based on the market value of the common stock at the beginning of the purchase period. Employees purchased approximately 12,017 shares at an average price of $14.72 and 20,013 shares at an average price of $5.75 under the ESPP during 2005 and 2004, respectively. At December 31, 2005 and December 25, 2004, 411,931 and 423,948 shares, respectively, remained available to be issued through the ESPP.

During 2004, the Board of Directors adopted and the shareholders approved the Nonemployee Director Equity and Deferred Compensation Plan (the "Plan"). Directors who are not officers of the Company are paid $4,000 for attendance at each meeting of the Board of Directors, as well as each meeting of each Board Committee on which they serve when the committee meeting is not held within one day of a meeting of the Board of Directors. Directors receive $1,500 of the $4,000 Director fee in shares of Company stock under the Plan. Directors also may elect under the Plan to receive all or part of the remainder of their fees in Company stock and to defer receipt of their fees until a subsequent year. The Plan authorizes the issuance of up to 120,000 shares of common stock. Directors were granted 3,561 and 4,112 shares during 2005 and 2004, respectively. At December 31, 2005, and December 25, 2004, 112,328 and 115,889 shares, respectively, remained available to be issued through the Plan.

15. Stock Repurchase Plans

In December 2005, the Company's Board of Directors authorized the repurchase of up to $2.0 million of Company stock, to be completed no later than January 15, 2007. The stock purchases will be made in the open market or through privately negotiated transactions. Market purchases will be made subject to restrictions relating to volume, price and timing in an effort to minimize the impact of the purchases on the market for the Company's securities. The amount of the stock repurchases was set based upon the anticipated number of shares that will be required to fund the Company's ESOP and employee stock purchase plan through fiscal year 2006. As of December 31, 2005, the Company had repurchased 82,500 shares on the open market at an average cost of $18.87 per share. Of the 82,500 shares purchased, 65,000 were retired prior to December 31, 2005.

Subsequent to December 31, 2005, the Company repurchased 12,700 shares on the open market at an average cost of $19.16 per share. Total purchases under the plan have amounted to $1.8 million.

In November 2004, the Company's Board of Directors authorized the repurchase of up to $2.5 million of Company stock, to be completed no later than January 15, 2006. The amount of the stock repurchases was set based upon the anticipated number of shares that were required to fund the Company's ESOP, and employee stock purchase plan through fiscal year 2005. The Company purchased 8,700 shares at an average cost of $9.52 per share and 2,700 shares at an average cost of $9.80 per share for the periods ending December 25, 2004, and December 31, 2005, respectively. The stock purchases were made in the open market. Market purchases were made subject to restrictions relating to volume, price and timing in an effort to minimize the impact of the purchases on the market for the Company's securities. All shares were retired during the year of purchase.

16. Earnings Per Share

The following table represents the computation of basic and diluted net income per common share as required by FAS No. 128 "Earnings Per Share" (in thousands, except per share data):

	Dec. 31, 2005	Dec. 25, 2004	Dec. 27, 2003
Net income	$12,808	$ 7,830	$2,176
Basic weighted average number of common shares outstanding	10,827	10,269	9,827
Basic net income per common share	$ 1.18	$ 0.76	$ 0.22
Effect of dilutive stock options	91	77	69
Diluted weighted average number of common shares outstanding	10,918	10,346	9,896
Diluted net income per common share	$ 1.17	$ 0.76	$ 0.22

Diluted net income per common share excludes antidilutive stock options of approximately 67,500 and 412,500 during 2004 and 2003, respectively.

17. Employee Benefits

The Company has a defined contribution retirement plan covering substantially all of its eligible United States employees. Employer contributions under the retirement plan amounted to approximately $2,205, $2,346 and $686 during 2005, 2004 and 2003, respectively.

The Company provides supplemental pension benefits to its employees of foreign operations in addition to mandatory benefits included in local country payroll tax statutes. These supplemental pension benefits amounted to approximately $437, $437 and $266 during 2005, 2004 and 2003, respectively.

In June 2004, the Company's Board of Directors approved the establishment of an Employee Stock Ownership Plan ("ESOP") as the discretionary match portion of its 401(k) retirement plan. Prior to 2004, discretionary matches to the 401(k) plan were made in cash. The Company contributes to the ESOP for all eligible United States employees. Under the ESOP, which is 100% company funded, the Company allocates common stock to each participant's account. The allocation is generally a percentage of a participant's compensation as determined by the Board of Directors on an annual basis. The ESOP is accounted for under Statement of Position 93-6 *Employer's Accounting for Employee Stock Ownership Plans.*

In September 2004, the Company made an initial one-time contribution of 48,000 shares of its common stock to the ESOP. The Company made annual contributions to the ESOP of 57,746 shares and 109,935 shares in January 2006 and January 2005, related to fiscal year 2005 and 2004, respectively. Contributions were based on 2005 and 2004 compensation. All shares receive regular quarterly dividends payable to the ESOP to cover plan expenses.

The Company incurred compensation expense under the ESOP of approximately $1,180 and $1,572 during 2005 and 2004, respectively. There was no discretionary match to the 401(k) in 2003.

Shares contributed to the ESOP are restricted for one year. Participants may then sell their shares to enable diversification within their individual 401(k) accounts. The Company does not have any repurchase obligations under the ESOP.

During 2005, the Company awarded deferred cash bonuses to key employees of its foreign operations. The deferred cash bonuses are similar to stock appreciation rights, in that such bonuses are tied to the value of the Company's common stock. Awards are recognized over the deferral period as variable plan awards. The Company recognized approximately $181 of compensation expense in 2005 related to the awards.

18. Segment Reporting

The individual subsidiaries comprising the Company operate predominantly in a single industry as manufacturers and distributors of hydraulic components. The Company is multinational with operations in the United States, and subsidiaries in the United Kingdom, Germany, Korea and France. Amounts for France, due to their immateriality, are included with the U.S. In computing operating profit for the foreign subsidiaries, no allocations of general corporate expenses have been made. Management bases its financial decisions by the geographical location of its operations.

Identifiable assets of the foreign subsidiaries are those assets related to the operation of those companies. United States assets consist of all other operating assets of the Company. Segment information is as follows:

	United States	Korea	United Kingdom	Germany	Elimination	Consolidated
2005						
Sales to unaffiliated customers	$73,998	$11,604	$16,054	$15,101	$ —	$116,757
Intercompany sales	21,239	—	2,873	80	(24,192)	—
Operating income	13,443	1,520	1,260	3,145	(188)	19,180
Identifiable assets	50,019	4,958	12,403	8,777	(2,596)	73,561
Depreciation and amortization	3,944	149	1,025	473	—	5,591
Capital expenditures	7,007	29	934	843	—	8,813
2004						
Sales to unaffiliated customers	$59,847	$ 8,723	$13,375	$12,558	$ —	$ 94,503
Intercompany sales	15,702	—	1,812	66	(17,580)	—
Operating income	8,417	926	483	2,399	69	12,294
Identifiable assets	44,765	4,449	13,742	10,062	(1,210)	71,808
Depreciation and amortization	3,792	137	1,061	475	—	5,465
Capital expenditures	4,264	42	540	141	—	4,987
2003						
Sales to unaffiliated customers	$43,503	$ 6,857	$11,346	$ 9,092	$ —	$ 70,798
Intercompany sales	12,109	—	1,421	41	(13,571)	—
Operating income	2,160	689	(497)	1,192	139	3,683
Identifiable assets	40,691	3,111	8,087	12,409	(1,266)	63,032
Depreciation and amortization	3,630	123	380	1,019	—	5,152
Capital expenditures	1,914	265	149	748	—	3,076

Net foreign currency gains reflected in results of operations were $362, $0 and $143, for 2005, 2004 and 2003, respectively. Operating income is total sales and other operating income less operating expenses. Segment operating income does not include interest expense and net miscellaneous income/expense.

Included in U.S. sales to unaffiliated customers were export sales of $15,353, $12,147 and $9,490 during 2005, 2004 and 2003, respectively. Export sales to Canada and Asia totaling $12,681, $10,162 and $7,912 during 2005, 2004 and 2003, respectively, make up the majority of these export sales.

19. Commitments and Contingencies

The Company is not a party to any legal proceedings other than routine litigation incidental to its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the results of operations, financial position or cash flows of the Company.

OPERATING LEASES—The Company leases a manufacturing facility in Lenexa, Kansas, and production support facilities in Sarasota, Florida, under operating leases having initial terms expiring between 2006 and 2008. The lease for the manufacturing facility in Kansas has a term of 5 years, expiring on November 14, 2008, and represents approximately 17,000 square feet of space. The lease for the production support facilities in Florida are on a month-to-month basis and represent approximately 10,000 square feet. Total rental expense for the years ended December 31, 2005, 2004 and 2003 was approximately $182, $172 and $126, respectively.

Future minimum lease payments on operating leases are as follows:

2006	$157
2007	116
2008	101
Total minimum lease payments	$374

INSURANCE—On July 1, 2003, the Company changed its group health insurance plan that covers U.S. employees and their families from a fully-insured policy to a self-funded plan. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $75,000 on an individual basis and approximately $3.8 million on an aggregate basis. The Company records a liability for all unresolved claims at the anticipated cost to the Company at the end of the period based on the estimates provided by a third party administrator and insurance company, plus an estimate for amounts incurred but not recorded. The Company believes it has adequate reserves for all self-insurance claims.

(In thousands, except per share data)

20. New Accounting Pronouncements

In November 2004, the FASB issued FAS No. 151 ("FAS 151"), *Inventory Costs, an amendment of ARB No. 43, Chapter 4.* The amendments made by FAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. While FAS 151 enhances Accounting Research Bulletin No. 43, *Restatement and Revision of Accounting Research Bulletins,* and clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage), the statement also removes inconsistencies between ARB 43 and International Accounting Standards No. 2 ("IAS 2") and amends ARB 43 to clarify that abnormal amounts of costs should be recognized as period costs. Under some circumstances, according to ARB 43, the above listed costs may be so abnormal as to require treatment as current period charges. FAS 151 requires these items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" and requires allocation of fixed production overheads to the costs of conversion.

This standard will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The impact of the adoption of FAS 151 on the Company's reported operating results, financial position and existing financial statement disclosure is not expected to be material.

In December, 2004, the FASB issued FAS No. 123 (revised 2004) ("FAS 123(R)"), *Share-Based Payment,* which is a revision of FAS 123. FAS 123(R) supersedes APB 25 and FAS 123, and amends FAS No. 95, *Statement of Cash Flows.* This Statement requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). This Statement eliminates the alternative to use APB 25's intrinsic value method of accounting that was provided in FAS 123 as originally issued. Under APB 25, issuing stock options to employees at or above fair value generally resulted in no recognition of compensation cost.

FAS 123(R) also requires that the Company estimate the number of awards that are expected to vest and to revise the estimate as the actual forfeitures differ from the estimate. This standard is effective as of the beginning of the first annual reporting period that begins after June 15, 2005.

FAS 123(R) requires that the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow rather than as an operating cash flow, thus reducing net operating cash flows and increasing net financing cash flows in the periods after the effective date. The Company cannot estimate what these amounts will be in the future because they depend on, among other things, when employees exercise stock options.

The Company currently follows the disclosure-only provisions of FAS 148, and has elected to follow APB 25 and related interpretations in accounting for its employee stock options. The Company uses the Black-Scholes formula to estimate the value of stock options granted to employees for disclosure purposes. FAS 123(R) requires that the Company use the valuation technique that best fits the circumstances.

The Company currently expects to use the modified-prospective method whereby compensation cost for the portion of awards for which the requisite service has not yet been rendered that are outstanding as of the adoption date will be recognized over the remaining service period. The compensation cost for that portion of awards will be based on the grant-date fair value of those awards as calculated for pro forma disclosures using the Black-Scholes valuation model. All new awards and awards that are modified, repurchased or cancelled after the adoption date will be accounted for under the provisions of FAS 123(R). The amounts reflected in Note 2 to the Financial Statements are anticipated to approximate the effect of the adoption of this Statement. Additionally, the Company will recognize compensation expense related to the Employee Stock Purchase Plan, which has not previously been recorded.

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report, have concluded that our disclosure controls and procedures are effective and are designed to ensure that the information we are required to disclose is recorded, processed, summarized and reported within the necessary time periods. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports that we file or submit pursuant to the Securities Exchange Act of 1934, as amended, are accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2005, that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded, as necessary, to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the *Internal Control—Integrated Framework*, management concluded that the internal control over financial reporting was effective as of December 31, 2005.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report which is included herein.

>>> Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Shareholders of Sun Hydraulics Corporation:

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that Sun Hydraulics Corporation (a Florida Corporation) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sun Hydraulics Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Sun Hydraulics Corporation maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Also in our opinion, Sun Hydraulics Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sun Hydraulics Corporation and subsidiaries as of December 31, 2005 and December 25, 2004, and the related statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the two years in the period ended December 31, 2005, and our report dated March 6, 2006 expressed an unqualified opinion on those financial statements.

Grant Thornton LLP

Tampa, Florida
March 6, 2006

Corporate Officers
Clyde G. Nixon
Chairman of the Board

Allen J. Carlson
President & CEO

Tricia L. Fulton
Chief Financial Officer

Jeffrey Cooper
Engineering Manager

Peter G. Robson
General Manager
Sun Hydraulics Limited

Directors
Marc Bertoneche, PhD
Professor, Business Administration
University of Bordeaux

Allen J. Carlson
President & CEO
Sun Hydraulics Corporation

John S. Kahler
President & CEO, *retired*
Cincinnati Incorporated

Christine L. Koski
Principal
Koski Consulting Group

Robert E. Koski
Chairman Emeritus, Founder
Sun Hydraulics Corporation

Ferdinand E. Megerlin, Dr.-Ing.
Advisor and former member of
the Executive Board of Linde AG

Clyde G. Nixon
Chairman of the Board
Sun Hydraulics Corporation

Hirokatsu Sakamoto
President
Kawasaki Precision Machinery, Ltd.

David N. Wormley, PhD
Dean, Engineering School
Pennsylvania State University

Legal Counsel
Shumaker, Loop & Kendrick, LLP
Tampa, Florida

Auditors
Grant Thornton, LLP
Tampa, Florida

Corporate Headquarters
Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, FL 34243
Phone: 941-362-1200
Fax: 941-355-4497

Investor Relations
If you wish to be placed on Sun Hydraulics' email list for periodic news and financial releases, please send your request to investor@sunhydraulics.com or visit Sun's website to sign up.

The Company's Annual Reports, Forms 10-K, 10-Q, 3, 4, 5, and press releases are available at the Investor Relations section of Sun's website, www.sunhydraulics.com.

Transfer Agent
SunTrust Bank, Atlanta
Atlanta, Georgia

Common Stock Information
The common stock of Sun Hydraulics Corporation is traded on the NASDAQ National Market under the symbol SNHY.

As of April 1, 2006, there were 100 shareholders of record. The number of record holders was determined from the records of the Company's transfer agent and does not include beneficial owners of common stock whose shares are held in the name of various securities brokers, dealers and registered clearing agencies. The Company believes that there are approximately 2,000 beneficial owners of its common stock.

As of April 1, 2006, the closing price per share of SNHY stock was $21.38 and there were 10,933,780 shares outstanding.

Shareholders' Annual Meeting
The annual meeting of shareholders will be held at 2:00 p.m. eastern time:
Tuesday, June 13, 2006, at
Sun Hydraulics Corporation
701 Tallevast Road
Sarasota, Florida 34243

designed by curran & connors, inc. / www.curran-connors.com

sun hydraulics®
CORPORATION



Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, FL 34243 USA
Phone: 941-362-1200 Fax: 941-355-4497

Sun Hydraulics Corporation
701 Tallevast Road
Sarasota, FL 34243 USA
Phone: 941-362-1300 Fax: 941-362-1349

Sun Hydraulics Corporation Midwest
10645 Lackman Road
Lenexa, KS 66219 USA
Phone: 913-307-9090 Fax: 913-307-9095

Sun Hydraulics Limited
Wheler Road
Coventry C3V 4LA England
Phone: 44-2476-217400 Fax: 44-2476-217488

Sun Hydraulik GmbH
Brusseler Allee 2
D-41812 Erkelenz, Germany
Phone: 49-2431-8091-0 Fax: 49-2431-8091-9

Sun Hydraulics, S.A.R.L.
Parc Innolin
6 rue du Golf
33700 Mérignac, France
Phone: 33-557-291529 Fax: 33-557-291857

Sun Hydraulics Korea Corporation
97B 13L Namdong Industrial Complex
664-12 Gojan Dong, Namdong Gu
Inchon, 405-310 Korea
Phone: 82-32-813-1350 Fax: 82-32-813-1147

Sun Hydraulics Systems (Shanghai) Co., Ltd.
No. 339 Rong Xing Road
Rongbei Town, Sonjiang
Shanghai, China
Phone: 86-21-5778-0778 Fax: 86-21-5778-0768